PE 7/15/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

[redacted]

DIVISION OF
CORPORATION FINANCE

14008149

NO ACT

July 15, 2014

Received SEC
JUL 15 2014
Washington, DC 20549

Via Facsimile and U.S. Mail

Act: 1934
Section:
Rule: 14d-11
Date
Of Availability: July 15, 2014

Mark L. Mandel, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005

Re: **HudBay Minerals, Inc. Request for Exemption from Rule 14d-11(e)**

Dear Mr. Mandel:

We are responding to your letter requesting exemptive relief dated July 15, 2014 and addressed to Michele Anderson as supplemented by telephone conversations with the staff. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed photocopy of your correspondence. Unless otherwise noted, capitalized terms in the letter have the same meaning as in your July 15, 2014 correspondence.

On the basis of the representations made and the facts presented in your July 15, 2014 letter, the Commission hereby grants an exemption from Rule 14d-11(e) under the Exchange Act to permit HudBay to take up Augusta Shares tendered during the Subsequent Offering Period at the intervals described in your letter. We note in granting this relief that Augusta shareholders will retain withdrawal rights until their tendered shares are accepted for payment. We further note your representation that Canadian securities laws prohibit the offeror in a tender offer from taking possession of shares deposited during the Subsequent Offering Period until the expiration of at least ten calendar days after it gives notice of such Subsequent Offering Period or notice of any extension of such period.

The foregoing exemptive relief is based solely on the representations and the facts presented in your letter dated July 15, 2014 and the accompanying letter from Canadian counsel as of the same date and does not represent a legal conclusion with respect to the applicability of the statutory or regulatory provisions of the federal securities laws. The relief granted is strictly limited to the application of the rule listed above to the transaction described in your letter. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change. In addition, this position is subject to modification or revocation if at any time the Commission or the Division of Corporation Finance determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in the transaction contemplated by this grant of exemptive relief must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation Finance expresses no view on any other questions that may be raised by this transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to such transaction.

Sincerely,

For the Commission,
By the Division of Corporation Finance
Pursuant to delegated authority,

Michele M. Anderson

Michele M. Anderson
Chief, Office of Mergers and Acquisitions

MILBANK, TWEED, HADLEY & McCLOY LLP

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July 15, 2014

BY ELECTRONIC SUBMISSION

Christina Chalk
Senior Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Offer by HudBay Minerals Inc. for all of the outstanding shares of Augusta Resource Corporation

Dear Ms. Chalk:

We[1] are writing on behalf of HudBay Minerals Inc. ("**HudBay**"), a corporation existing under the Canada Business Corporations Act, as amended (the "**CBCA**"). On February 10, 2014, HudBay commenced an offer (the "**Offer**") to purchase all of the issued and outstanding common shares (the "**Augusta Shares**") of Augusta Resource Corporation ("**Augusta**"), other than any Augusta Shares held directly or indirectly by HudBay and its affiliates, and including any Augusta Shares that may become issued and outstanding after the date of the Offer but prior to its expiration, upon the conversion, exchange or exercise of any securities of Augusta that are convertible into or exchangeable or exercisable for Augusta Shares (collectively, "**Convertible Securities**"), together with the associated rights issued under Augusta's shareholders rights plan, for consideration per Augusta Share of 0.315 of a common share of HudBay (a "**HudBay Share**"). Pursuant to the terms of a definitive support agreement entered into on June 23, 2014,

[1] To the extent this letter summarizes Canadian federal or provincial law, we have relied on advice from Goodmans LLP, Canadian counsel to HudBay. Please refer to the letter from Goodmans LLP, dated July 15, 2014, attached hereto as Exhibit A.

between HudBay and Augusta, HudBay has agreed to increase the consideration that will be received by Augusta shareholders under the Offer to include 0.17 of a warrant (a "**HudBay Warrant**") to acquire a HudBay Share. For the purposes of this letter, the period from the date the Offer commenced until the first scheduled expiration date if and when all the conditions of the Offer are satisfied or waived by HudBay is referred to as the "**Initial Offering Period**."

HudBay has structured the Offer to comply with applicable Canadian laws, as well as with the U.S. federal securities laws, including Regulation 14D and 14E under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), except to the extent of any relief granted pursuant to this letter. Pursuant to Canadian law, an offeror may take up shares tendered to a tender offer and extend the offer to allow for subsequent deposits. Shareholders may withdraw their deposited securities at any time until such securities are taken up by the offeror. Notices of extension must be at least ten calendar days, and shareholders must have withdrawal rights with respect to shares deposited during this ten-calendar day period before the offeror accepts the tendered shares. Upon the expiration of such extension, an offeror may take up tendered shares and extend again in further ten-calendar day increments. This practice, however, is inconsistent with Rule 14d-11(e) under the Exchange Act ("**Rule 14d-11(e)**"), which requires that the offeror "immediately accept[] and promptly pay[] for all securities as they are tendered during the subsequent offering period."

On behalf of HudBay, we are requesting relief from the requirements of Rule 14d-11(e), so that HudBay will be able to use a subsequent offering period while complying with Canadian law, by having one or more periodic "take-up dates" (on which HudBay will accept for payment the Augusta Shares tendered as of that date that have not been previously accepted for payment) and permitting shareholders to withdraw their Augusta Shares until they are "taken up," rather than immediately accepting for payment and promptly paying for all tendered Augusta Shares during the Subsequent Offering Period as required by Rule 14d-11(e).

Offerors able to rely on the available exemptions under Rule 14d-1(d) under the Exchange Act (the "**Tier II Exemptions**") are exempted from the prompt payment requirement under Rule 14d-11(e). As discussed below, based on publicly available information, HudBay is unable to conclude that it may rely on the Tier II Exemptions. However, we note that the Securities and Exchange Commission (the "**Commission**") has previously granted comparable relief to offerors unable to rely on the Tier II Exemptions.

BACKGROUND

HudBay Minerals Inc.

HudBay is a Canadian-based integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, HudBay is focused on the discovery, production and marketing of base and precious metals. HudBay's growth strategy is focused on the exploration and development of properties it already controls as well as other mineral assets it may acquire that fit its strategic criteria.

HudBay has three material mineral assets, all of which are currently 100% owned:

(i) 777, an underground mine in Flin Flon, Manitoba, which has been producing since 2004;

(ii) Lalor, a zinc, gold and copper project currently under construction near Snow Lake, Manitoba, which commenced initial ore production from the ventilation shaft in August 2012 and is expected to begin production from the main shaft in the second half of 2014; and

(iii) Constancia, a copper project currently under construction in Peru, which is expected to commence initial production in late 2014 and begin full production in the second quarter of 2015.

HudBay also owns a 70% interest in the Reed mine near Snow Lake, Manitoba, which commenced initial production in the third quarter of 2013 and is expected to reach full production in the first half of 2014. HudBay also owns exploration properties in North and South America and minority equity investments in a number of junior exploration companies as part of its strategy to build a pipeline of projects with the potential for development. In addition, HudBay owns and operates a portfolio of processing facilities in northern Manitoba, including its Flin Flon and Snow Lake concentrators, which produce copper and zinc concentrates, and its Flin Flon zinc plant, which produces high-grade zinc metal.

The common shares of HudBay are listed under the symbol "HBM" on the Toronto Stock Exchange (the "**TSX**"), the New York Stock Exchange ("**NYSE**") and the Lima Stock Exchange. HudBay is a reporting company under the Exchange Act, is a "foreign private issuer" (as such term is defined in Rule 3b-4 under the Exchange Act), files with the Commission, among other reports and notices, an annual information form and audited annual financial statements on Form 40-F and furnishes periodic reports on Form 6-K.

Augusta Resource Corporation

Augusta is a Canadian-based corporation engaged in the acquisition, exploration and development of natural mineral resource properties. Currently, Augusta's only material property is the Rosemont Property located in Pima County, Arizona. The Rosemont Property contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets. Augusta is a reporting company under the Exchange Act and files with the Commission, among other reports and notices, an annual information form and audited annual financial statements on Form 40-F and furnishes periodic reports on Form 6-K. The Augusta Shares are listed under the symbol "AZC" on both the TSX and the NYSE MKT. Augusta has represented to HudBay that it is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act.

Availability of Tier II Exemptions and MJDS Exemptions

Based on trading volume information available prior to the commencement of the Offer, HudBay was unable to rely on the presumption provided under the Tier II Exemptions available in the case of an offer not made pursuant to an agreement between the offeror and the target, or the similar presumption provided under the U.S.-Canada Multi-Jurisdictional Disclosure System pursuant to Rule 14d-1(b) (the "**MJDS Exemptions**"), that less than 40% of the outstanding Augusta Shares are held by U.S. holders.

The Tier II Exemptions are only available for a tender offer for securities of a foreign private issuer if, among other things, less than 40% of the outstanding subject securities are held by U.S. holders. Instruction 3 to paragraphs (c) and (d) of Rule 14d-1(d) permits an offeror to presume this unless, among other things, the average daily trading volume of the Augusta Shares in the United States exceeded 40% of the aggregate average daily trading volume of the Augusta Shares on a worldwide basis over a recent 12-calendar month period ending no more than 60 calendar days prior to the public announcement of the Offer. Based on the information publicly available prior to the commencement of the Offer, HudBay determined that the average daily trading volume of the Augusta Shares in the U.S. exceeded 40% of the aggregate average daily trading volume of the Augusta Shares on a worldwide basis during each such period, and that the Tier II Exemptions were therefore unavailable.[2]

The exemptive relief provided under the MJDS Exemptions is only available for a tender offer for securities of a foreign private issuer incorporated or organized under the laws of Canada or any Canadian province or territory, if, among other things (i) less than 40% of the outstanding subject securities are held by U.S. holders and (ii) the tender offer is subject to, and the offeror complies with, the laws, regulations and policies of Canada and/or any of its provinces or territories governing the conduct of the offer. U.S. holders are presumed to hold less than 40% of the outstanding subject securities unless, among other things, the aggregate trading volume of Augusta Shares in the United States exceeded the aggregate trading volume of Augusta Shares in Canada over the 12-calendar month period prior to commencement of the Offer in accordance with Note 1 to Rule 14d-1(b). HudBay was unable to determine, after reasonable inquiry, that the aggregate trading volume of Augusta Shares in Canada exceeded the aggregate trading volume of Augusta Shares in the U.S. during such period in accordance with Note 1 to Rule 14d-1(b).[3] Accordingly, HudBay determined that the Offer could not be made pursuant to the MJDS Exemptions.

OFFER STRUCTURE

As noted above, the Offer is structured as a single offer made concurrently in Canada and the United States, in compliance with applicable Canadian securities laws as well as with the U.S. federal securities laws, including Regulation 14D and 14E under the Exchange Act, except to the extent of any relief granted pursuant to this letter. The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, Augusta. If at the completion of the Offer

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[2] Based on figures published by Bloomberg, for the 12-calendar month period ending February 7, 2014, the Company calculated that the average daily trading volume of the Augusta Shares in the U.S. accounted for approximately 50.4% of the aggregate average daily trading volume of the Augusta Shares worldwide.

[3] Based on figures published by Bloomberg, for the 12-calendar month period ending February 10, 2014, the Company calculated that the aggregate trading volume of Augusta Shares in the United States was approximately 36,276,016 and exceeded the aggregate trading volume of Augusta Shares in Canada of approximately 32,459,821.

(including the Subsequent Offering Period referred to below) HudBay does not acquire 100% of Augusta, HudBay intends to enter into one or more transactions to enable HudBay or an affiliate of HudBay to acquire all Augusta Shares not acquired pursuant to the Offer. These transactions may include market purchases or negotiated transactions or a second-step transaction in the form of a Compulsory Acquisition or a Subsequent Acquisition Transaction (each as defined and described below). The Offer is subject to several conditions.

If the Offer is successful, HudBay may nonetheless wish to extend the Offer for an additional period during which shareholders may tender their Augusta Shares (the "**Subsequent Offering Period**"). HudBay intends to comply with Rule 14e-1(c) under the Exchange Act by accepting all Augusta Shares tendered during the Initial Offering Period no later than 9:00 a.m. on the first business day following the end of the Initial Offering Period and paying for such Augusta Shares as soon as practicable thereafter and in any event within three business days thereafter.

In the event that there is a Subsequent Offering Period, such period will remain open for at least ten calendar days as required by Canadian law and may be further extended from time to time with no less than ten calendar days' notice at a time by HudBay. Subject to the granting of relief requested pursuant to this letter, HudBay will take up and pay for all Augusta Shares tendered during the Subsequent Offering Period within ten calendar days of the date the Augusta Shares were deposited, in accordance with Canadian law and practice, rather than immediately accepting and promptly paying for Augusta Shares as they are received as required by Rule 14d-11(e). In accordance with Canadian law, holders who tender their Augusta Shares during any such Subsequent Offering Period would be entitled to withdraw their Augusta Shares until such Augusta Shares are taken up by HudBay. The terms of the Subsequent Offering Period will otherwise be consistent with Rule 14d-11(e).

HudBay wishes to be in a position to keep a Subsequent Offering Period open until sufficient Augusta Shares have been acquired such that HudBay may complete a second-step transaction for the purpose of enabling HudBay to acquire all Augusta Shares not acquired pursuant to the Offer. The form of the second-step transaction may be determined by the percentage of Augusta Shares tendered pursuant to the Offer. If the Offer has been accepted by shareholders holding not less than 90% of the Augusta Shares, HudBay may be entitled to proceed with a "**Compulsory Acquisition**" of any Augusta Shares not deposited pursuant to the Offer by paying the remaining shareholders, at their election, either the purchase price under the Offer or, for a dissenting shareholder, the judicially-established "fair value" of its shares. If a Compulsory Acquisition is not available or HudBay elects not to proceed with a Compulsory Acquisition, depending on the number of Augusta Shares acquired, HudBay intends to take such action as is necessary, including causing a special meeting of shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving HudBay, or an affiliate of HudBay, for the purpose of enabling HudBay or one of its affiliates to acquire all of the Augusta Shares not acquired pursuant to the Offer (a "**Subsequent Acquisition Transaction**").

DISCUSSION OF ISSUES

Under applicable Canadian securities laws and practice, after notice is given of a Subsequent Offering Period or of an extension thereof, the offeror will wait ten calendar days from the date of such notice to take up and pay for the securities deposited during the Subsequent Offering Period or such extension thereof, and holders may withdraw their deposited securities at any time until such securities are taken up by the offeror.

Rule 14d-11(e) requires a person making a tender or exchange offer to immediately accept and promptly pay for all securities as they are tendered during any Subsequent Offering Period. As described above, Canadian practice during the Subsequent Offering Period is to take up and pay for all shares deposited during a ten-calendar day interval at the end of that interval, and applicable Canadian securities laws provide withdrawal rights with respect to shares deposited during such Subsequent Offering Period, and prohibit the offeror from taking possession of such deposited shares, until the expiration of at least ten calendar days after such notice. Shareholders have an opportunity to withdraw tendered Augusta Shares during each ten-day period before they are "taken-up."

Once acquisition of 100% of the target has become inevitable, which for most Canadian companies occurs when an offeror acquires 66⅔% of the target's shares on a fully diluted basis, it is more efficient for all stakeholders if the acquisition of minority shares can be completed in an expeditious manner. The policy rationale underlying Canadian regulations is that, in a situation in which the offeror is seeking to obtain 100% of the target, the bid has become unconditional and the offeror has acquired control, a second-step transaction to acquire the minority shares is inevitable, and therefore shareholders holding illiquid target shares are not served by having to wait up to 120 calendar days (or more) to receive the bid consideration on completion of such second-step transaction. These policy rationales underlying this aspect of Canadian take-over law are the same objectives the Commission found persuasive when adopting Rule 14d-11.

In the absence of the requested relief, HudBay would not be able to use a Subsequent Offering Period because it will be impossible for HudBay to simultaneously comply with applicable Canadian law and Rule 14d-11(e). We note the Staff's grant of relief to other third-party offerors to take up and pay for shares tendered under a subsequent offering period within ten calendar days of the date the shares were deposited in accordance with Canadian tender offer law and practice. See *Alamos Gold Inc.* (March 5, 2013); *BHP Billiton Ltd., BHP Billiton Plc, and BHP Development 2 (Canada) Ltd.* (August 26, 2010); *Rio Tinto plc* (July 24, 2007); *Teck Cominco Limited* (June 21, 2006); and *Barrick Gold Corporation* (January 19, 2006). The contemplated Offer structure, including the Subsequent Offering Period, significantly advances the interests of shareholders by ensuring more prompt payment of consideration (compared to waiting until consummation of the second-step transaction) and thus advancing one of the material objectives of Rule 14d-11.

Further, we do not believe that any of the other principles underlying the Exchange Act would be compromised by the granting of the relief requested. First, shareholders would be entitled to withdraw their Augusta Shares tendered during the Subsequent Offering Period at any time during such period until such Augusta Shares are taken up by HudBay, even though Rule 14d-7(a)(2) of the Exchange Act provides that the offeror need not offer withdrawal rights during a subsequent offering period. Second, all holders who tender and do not withdraw Augusta Shares during the Subsequent Offering Period are assured of receiving payment for those Augusta Shares on the next take-up date.

REQUESTED EXEMPTIVE RELIEF

Based on the foregoing, we respectfully request on behalf of HudBay that the Commission grant an exemption from Rule 14d-11(e) to permit HudBay to take up Augusta Shares deposited under the Offer during the Subsequent Offering Period at intervals as described above.

If you need further information or wish to discuss these matters further, please do not hesitate to contact me at 212-530-5026 or mmandel@milbank.com.

Very truly yours,

Mark Mandel

Mark L. Mandel
Partner

Copies to: Patrick Donnelly, HudBay Minerals Inc.
Mark Haber, HudBay Minerals Inc.
Kari MacKay, Goodmans LLP

Goodmans LLP

EXHIBIT A

July 15, 2014

Michele Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Anderson:

We are Canadian counsel to HudBay Minerals Inc. ("**HudBay**"), a corporation existing under the Canadian Business Corporations Act, as amended (the "**Act**"). We are writing in respect of the letter (the "**Application Letter**") dated July 15, 2014 from Milbank, Tweed, Hadley & McCloy LLP requesting on behalf of HudBay exemptive relief from certain provisions of the United States Securities and Exchange Act of 1934, as amended.

We have reviewed the Application Letter and are of the opinion that the statements made therein relating to the Act, Canadian securities legislation and take-over practice in the Province of Ontario are a fair, accurate and complete summary of the applicable provisions of the Act, Canadian securities legislation and take-over practice in the Province of Ontario as such relate to the Offer (as defined in the Application Letter). The Act and Canadian securities legislation are applicable to this transaction because both HudBay and Augusta Resource Corporation exist and are governed by the Act and are reporting issuers under applicable Canadian securities legislation, and both companies' shares are traded on the Toronto Stock Exchange.

The opinion expressed above is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein, and we express no opinion as to any laws, or matters governed by any laws, other than the laws of the Province of Ontario and the federal laws of Canada applicable therein in effect as of the date hereof.

The opinion expressed above is provided solely for the benefit of the addressees in connection with the transactions contemplated by the Application Letter and may not be used or relied upon by any other person or for any other purpose.

Yours very truly,

Goodmans LLP

Goodmans LLP